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SEC FILE NUMBER
8-65921

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01 / 01 / 09** (MM/DD/YY) AND ENDING **12 / 31 / 09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mount Yale Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 17th Street, Suite 1400
(No. and Street)

Denver	**Colorado**	**80202**
(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2010
Washington, DC
110

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Sabre **952-897-5395**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive , Suite 800	**Chicago**	**Illinois**	**60606-3392**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Sabre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mount Yale Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

LINDA J. CAMPBELL
Notary Public
Minnesota
My Commission Expires Jan. 31, 2012

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Mount Yale Securities, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Mount Yale Securities, LLC (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mount Yale Securities, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 19, 2010

Mount Yale Securities, LLC

Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	39,251
Prepaid expenses		7,271
Total assets	$	46,522
Liabilities and Member's Equity		
Liabilities		
Due to affiliate	$	10,764
Member's Equity		35,758
	$	46,522

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Mount Yale Securities, LLC (the Company), a wholly owned subsidiary of Mount Yale Capital Group, LLC (the Parent), is a registered introducing broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a limited-service brokerage firm engaged in the private placement of securities, which commenced operations on April 7, 2003.

Other affiliates wholly-owned by the Parent include Mount Yale Asset Management, LLC (MYAM), Mount Yale Investment Advisors, LLC (MYIA), Mount Yale Portfolio Advisors, LLC (MYPA) and Mount Yale Administrative Services, LLC (MYAS). MYAM is registered as an investment adviser with the Securities and Exchange Commission (SEC) and as a commodity pool operator and trading adviser with the Commodity Futures Trading Commission. MYIA and MYPA are investment advisory firms registered as investment advisers with the SEC. MYIA and MYPA provide advisory services to high net worth and institutional clients.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recently adopted accounting pronouncements: In June 2009, the FASB issued FASB ASC 105, *Generally Accepted Accounting Principles*, which establishes the FASB Accounting Standards Codification as the sole source of authoritative generally accepted accounting principles. Pursuant to the provisions of FASB ASC 105, the Company has updated references to GAAP in its financial statements issued for the year ended December 31, 2009. The adoption of FASB ASC 105 did not impact the Company's financial position.

Revenue recognition: The Company and its affiliates act as placement agents for various third party investment managers and earn fees based upon the level of assets invested with such managers. Placement fees and related expenses are recorded on the accrual basis. Certain placement fees are also subject to investment manager performance criteria. Such income is recognized upon notification by an investment manager that the performance criteria has been achieved, which may, under certain circumstances, coincide with the cash receipt of fee income by the Company.

The Company also receives advisory fee income for acting as an agent and assisting counterparties in the sale of debt and equity securities and business assets. Advisory fees and related expenses are recorded on the accrual basis.

Income taxes: As a single member LLC, the Company does not file a separate income tax return. The Company's income or loss is included on the Parent tax return. The Parent is treated as a partnership for income tax purposes. Federal and state income tax statutes require that the income or loss of a partnership be included in the tax returns of the member. The Company accounts for income taxes in accordance with the Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 740, *Income Taxes*. The Company adopted certain provisions of FASB ASC 740-10 on January 1, 2007, which define the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. For the year ended December 31, 2009, no income tax liability for uncertain tax positions has been recognized in the accompanying financial statement.

The Company's Parent files income tax returns in U.S. federal jurisdiction, and various states. With few exceptions, the Parent is no longer subject to U.S. federal, or state and local income tax examinations by tax authorities for years before 2007.

Note 2. Related-Party Transactions

The Company and MYAS have entered into an administrative services agreement for MYAS to provide administrative, managerial, and accounting services, as well as joint use and sharing of office facilities.

The Company's results of operations are not necessarily indicative of the results that might occur if the Company were operating independently.

Note 3. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representation and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2009, the Company had net capital and net capital requirements of $28,487 and $5,000, respectively. The net capital ratio was 0.38 to 1 at December 31, 2009. The net capital requirements may effectively restrict, among other things, equity distributions to the Parent.

Note 5. Subsequent Events

The Company evaluated subsequent events through February 19, 2010, the date that this financial statement was available to be issued.

Mount Yale Securities, LLC

Statement of Financial Condition
December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.